                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Suite 101.Com, Inc.
                               -------------------
                                (Name of Issuer)


                           COMMON STOCK $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   865073 10 0
                                 --------------
                                 (CUSIP Number)


                                JULIE M. BRADSHAW
                                  TO 352 KAMARI
                                SANTORINI, GREECE
                                011-302860-33708
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 25, 2002
                       -----------------------------------
                       Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP NO. 865073 10 0
--------------------------------------------------------------------------------
1    Name of Reporting Person                                  Julie M. Bradshaw
     S.S. or I.R.S. Identification No. of
     Above Person                                              Not Required
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a                            (a) [ ]
     Member of a Group                                         (b) [X]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds                                           PF


--------------------------------------------------------------------------------
5    Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                     Not Applicable
--------------------------------------------------------------------------------
6    Citizenship or Place of
     Organization                                              Canada

--------------------------------------------------------------------------------
                7   Sole Voting Power

  NUMBER OF                                                    703,519
               -----------------------------------------------------------------
   SHARES       8   Shared Voting Power

BENEFICIALLY                                                   -0-
               -----------------------------------------------------------------
  OWNED BY      9   Sole Dispositive Power

  REPORTING                                                    703,519
               -----------------------------------------------------------------
   PERSON:     10   Shared Dispositive Power

                                                               -0-
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially
     Owned By Each Reporting Person                            703,519

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares                          Not Applicable

--------------------------------------------------------------------------------
13   Percent Of Class Represented by
     Amount In Row (11)                                        5.29%

--------------------------------------------------------------------------------
14   Type Of Reporting Person                                  IN


--------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of Suite101.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1122 Mainland Street, Suite 210, Vancouver, British Columbia, Canada V6B 5L1


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Julie M. Bradshaw ("Ms. Bradshaw"). Ms. Bradshaw is a citizen of Canada with an address at TO 352 Kamari, Santorini, Greece. Commencing December 10, 1998 until February 25, 2002, Ms. Bradshaw was a Director and employee of the Company. She was a co-founder of i5ive Communications, Inc. ("i5ive"), a wholly-owned subsidiary of the Company since December 1998 and was a Director of i5ive since April 1996. Prior to 1996, she attended the University of Paris, Sorbonne and the University of British Columbia. In 1992, Ms. Bradshaw earned her B.A. degree from the University of British Columbia with a major in French Literature. Ms. Bradshaw is the daughter of Peter L. Bradshaw, the former President and former Director of the Company and i5ive.

         Ms. Bradshaw has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         On February 13, 2002, Ms. Bradshaw entered into agreements to sell, at a price of $0.25 per share, 189,052 of her shares of Common Stock. The sale of the shares occurred on February 25, 2002. The purchasers of the shares are five investors none of whom acquired more than five percent of the shares of the Company outstanding and none of whom are residents of the United States. Ms. Bradshaw retained 618,519 shares of common stock and options to purchase 85,000 shares exercisable at $1.50 per share. Concurrently with the sale of the shares, Ms. Bradshaw resigned as a Director of the Company.


                                      -3-

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         As of the date hereof, except as described herein, Ms. Bradshaw does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of February 25, 2002, Ms. Bradshaw holds beneficially the following securities of the Company.

                                                  Percentage of shares of Common
Title of security                  Amount                    Stock (1)
-----------------                  ------         ------------------------------

Common Stock                     703,519(2)                    5.29%

--------------
(1)  Calculated in accordance with Rule 13d-3.
(2) Includes 85,000 shares issuable on exercise of options at a price of $1.50 per share.

         (b) Ms. Bradshaw has the sole power to vote or to direct the vote of the Shares held by her and has the sole power to dispose or to direct the disposition of the Shares held by her.

         (c)   None

         (d)   Not applicable

         (e)   Not applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.


                                      -4-

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         None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: February 27, 2002



                                          /s/Julie M. Bradshaw
                                          --------------------------------------
                                          Julie M. Bradshaw








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